                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                                 WHX Corporation
                                 ---------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    929248508
                                    ---------
                                 (CUSIP Number)

                             WARREN G. LICHTENSTEIN
                             STEEL PARTNERS II, L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 520-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 2005
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

-----------------------                                   ----------------------
CUSIP No. 929248508                   13D                    Page 2 of 19 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   5,029,793
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               5,029,793
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,029,793
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 929248508                   13D                    Page 3 of 19 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   5,029,793
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               5,029,793
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,029,793
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 929248508                   13D                    Page 4 of 19 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   5,029,793
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               5,029,793
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,029,793
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 929248508                   13D                    Page 5 of 19 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      GLEN KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   -0-
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 929248508                   13D                    Page 6 of 19 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      JACK L. HOWARD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   -0-
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 929248508                   13D                    Page 7 of 19 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      JOSHUA SCHECHTER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   -0-
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 929248508                   13D                    Page 8 of 19 Pages
-----------------------                                   ----------------------

            The following constitutes Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

      Item 6 is hereby amended to add the following:

Item 6.     Contracts, Arrangements, Understandings or Relationships With
            -------------------------------------------------------------
            Respect to Securities of the Issuer.
            ------------------------------------

            On October 26, 2005,  Steel  Partners II  purchased  1,000 shares of
Series A  Preferred  Stock,  $0.01  par  value of WHX CS Corp.  (the  "Series  A
Preferred  Stock"),  at $5,100.00 per share (the "Purchase Price") pursuant to a
Stock Purchase  Agreement dated as of October 26, 2005 between Steel Partners II and WHX CS  Corp.  WHX CS Corp.  is a wholly  owned  subsidiary  of the  Issuer.
Holders of the Series A Preferred  Stock are  entitled  to a six percent  annual dividend  payable  in cash or in kind,  when  and if  declared  by the  board of directors  of WHX CS Corp.  So long as any  shares of Series A  Preferred  Stock remain outstanding,  the holders thereof shall be entitled to vote as a separate class to approve,  among other things, all matters that affect the rights, value or ranking of the Series A  Preferred  Stock.  The Series A  Preferred  Stock is
required to be redeemed by WHX CS Corp.  at the Purchase  Price plus all accrued but unpaid  dividends on October 25, 2006 or, at the sole option of the Board of
Directors of WHX CS Corp., on any earlier date.

      Item 7 is hereby amended to add the following:

      Item 7.      Material to be Filed as Exhibits.
                   --------------------------------

                   -------------------------------------------------------------
                   3.     Stock Purchase Agreement by and between Steel Partners
                          II, L.P. and WHX CS Corp.
                   -------------------------------------------------------------

-----------------------                                   ----------------------
CUSIP No. 929248508                   13D                    Page 9 of 19 Pages
-----------------------                                   ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2005                          STEEL PARTNERS II, L.P.

                                                 By: Steel Partners, L.L.C.
                                                     General Partner

                                                 By: /s/ Warren G. Lichtenstein
                                                     ---------------------------
                                                     Warren G. Lichtenstein
                                                     Managing Member

                                                 STEEL PARTNERS, L.L.C.

                                                 By: /s/ Warren G. Lichtenstein
                                                     ---------------------------
                                                     Warren G. Lichtenstein
                                                     Managing Member

                                                 /s/ WARREN G. LICHTENSTEIN
                                                 -------------------------------
                                                 WARREN G. LICHTENSTEIN

                                                 /s/ GLEN KASSAN
                                                 -------------------------------
     `                                           GLEN KASSAN

                                                 /s/ JACK L. HOWARD
                                                 -------------------------------
                                                 JACK L. HOWARD

                                                 /s/ JOSHUA SCHECHTER
                                                 -------------------------------
                                                 JOSHUA SCHECHTER

-----------------------                                   ----------------------
CUSIP No. 929248508                   13D                    Page 10 of 19 Pages
-----------------------                                   ----------------------

                                  EXHIBIT INDEX
                                  -------------

                Exhibit                                                   Page
                -------                                                   ----

1.   Joint Filing Agreement by and among Steel Partners II, L.P.,          --
     Steel Partners, L.L.C., Warren G. Lichtenstein, Glen Kassan,
     Jack L. Howard and Joshua  Schechter,  dated August 23, 2005
     (previously filed).

2.   Assignment  and  Acceptance  Agreement by and between  Steel          --
     Partners II, L.P. and Canpartners Investments IV, LLC, dated as of September 8, 2005.

3.   Stock  Purchase  Agreement by and between Steel Partners II,       11 to 19
     L.P. and WHX CS Corp. dated October 26, 2005

-----------------------                                   ----------------------
CUSIP No. 929248508                   13D                    Page 11 of 19 Pages
-----------------------                                   ----------------------

                                                                       EXHIBIT 3

                            STOCK PURCHASE AGREEMENT

            STOCK  PURCHASE  AGREEMENT,  dated as of October  26,  2005,  by and between WHX CS Corp., a Delaware  Corporation (the "Company") and Steel Partners
II, L.P., a Delaware limited partnership ("Purchaser").

            NOW, THEREFORE, the parties hereto hereby agree as follows:

                 Section 1 Purchase and Sale of Preferred Stock.

                         1.1  ISSUANCE AND SALE OF SHARES. At the Closing,  upon
the terms and subject to the conditions contained in this Agreement, the Company shall issue and sell to Purchaser and Purchaser  shall purchase from the Company all right,  title and interest in and to 1,000 shares (the "Shares") of Series A
Preferred Stock, par value $0.01 per share (the "Series A Preferred  Stock") for a purchase  price of $5,100 per share for an  aggregate  purchase  price of $5.1 million (the "Purchase Price").

                         1.2  CLOSING.  The closing of the sale and  purchase of
the Shares shall take place  simultaneously  with the  execution and delivery of this Agreement at the offices of Olshan Grundman Frome  Rosenzweig & Wolosky LLP at Park Avenue Tower, 65 East 55th Street,  New York, New York 10022, on October
26,  2005,  or at such other time and place as Purchaser  and the Company  shall mutually agree (the "Closing").

                         1.3  DELIVERIES   AT  THE  CLOSING.   At  the  Closing,
Purchaser  shall  deliver the Purchase  Price to the Company by wire transfer to such account as the Company shall  designate to Purchaser  prior to the Closing.
At the Closing, the Company shall deliver the certificates evidencing the Shares in the name of the Purchaser (the "WHX CS Certificates").

                 Section 2. Representations and Warranties of Purchaser.

            Purchaser hereby represents and warrants to the Company as follows:

                         2.1  AUTHORIZATION.   Purchaser   has   all   requisite
corporate power and authority to execute, deliver and perform this Agreement and
the  transactions   contemplated   hereby,  and  the  execution,   delivery  and
performance  by  Purchaser of this  Agreement  has been duly  authorized  by all requisite action by Purchaser and this Agreement, when executed and delivered by
Purchaser,  constitutes a valid and binding obligation of Purchaser, enforceable
against   Purchaser  in  accordance  with  its  terms,   subject  to  applicable
bankruptcy,  insolvency,  reorganization,  fraudulent conveyance,  moratorium or other  similar laws  affecting  creditors'  rights and remedies  generally,  and subject,  as to  enforceability,  to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

                         2.2  INVESTMENT   REPRESENTATIONS.   Purchaser   hereby
represents and warrants to the Company as follows:

-----------------------                                   ----------------------
CUSIP No. 929248508                   13D                    Page 12 of 19 Pages
-----------------------                                   ----------------------

                              (a)    INVESTMENT.  The Shares to be  acquired  by
      Purchaser will be acquired for investment for Purchaser's own account, not as a nominee or agent,  and not with a view to the resale or  distribution thereof.

                              (b)    ACCREDITED   INVESTOR.   Purchaser   is  an
      "Accredited  Investor" as that term is defined in Rule 501 of Regulation D promulgated  under the Securities Act of 1933, as amended (the "Securities
      Act").  Purchaser is able to bear the economic risk of the purchase of the
      Shares pursuant to the terms of this Agreement,  including a complete loss of Purchaser's investment in the Shares.

                              (c)    RESTRICTED  SHARES.  Purchaser  understands
      and agrees that,  when acquired by Purchaser  pursuant to this  Agreement, the Shares will be restricted  within the meaning of the  Securities  Act, and  may  not be  sold,  transferred  or  otherwise  disposed  of  without registration under the Securities Act or an exemption therefrom.

                              (d)    NO REPRESENTATION.  Purchaser confirms that
      neither the Company nor any agent or affiliate of the Company has made any representation  or warranty to  Purchaser  about the Company or the Shares other than those set forth in this  Agreement,  and that Purchaser has not relied upon any other  representation or warranty,  express or implied, in purchasing the Shares.

                              (e)    FINANCIAL    EXPERIENCE.    The   Purchaser
      represents that by reason of Purchaser's  business or financial experience or the  business  or  financial  experience  of  Purchaser's  professional advisors who are  unaffiliated  with and who are not compensated by either the Company or any affiliate or selling agent of the Company,  directly or
      indirectly,   Purchaser  has  the  capacity  to  protect  Purchaser's  own interests  in  connection  with  the  transactions  contemplated  by  this
      Agreement.

                              (f)    LEGEND.  Purchaser  understands  and agrees
      that the  certificate  evidencing  the Shares  shall be endorsed  with the following legend:

               "THE  SHARES  REPRESENTED  BY  THIS  CERTIFICATE  HAVE  NOT  BEEN
              REGISTERED  UNDER  THE  SECURITIES  ACT OF  1933,  AND  HAVE  BEEN
              ACQUIRED FOR  INVESTMENT  AND NOT WITH A VIEW TO, OR IN CONNECTION
              WITH, THE SALE OR  DISTRIBUTION  THEREOF.  NO SUCH TRANSFER MAY BE
              EFFECTED  WITHOUT  AN  EFFECTIVE  REGISTRATION  STATEMENT  RELATED
              THERETO OR AN OPINION  OF  COUNSEL IN A FORM  SATISFACTORY  TO THE
              COMPANY  THAT  SUCH   REGISTRATION   IS  NOT  REQUIRED  UNDER  THE
              SECURITIES ACT OF 1933."

                         (g)  ACKNOWLEDGMENT.  Purchaser  understands  that  the
foregoing representations and warranties are to be relied upon by the Company as a basis for  exemption  of the sale of the Shares under the  Securities  Act and under the  securities  laws of all  applicable  states  and for other  purposes.
Purchaser  warrants  that the  information  provided  to the Company is true and correct as of the date hereof, and Purchaser agrees to advise the Company, prior to  the  execution  of  this  Agreement,  of any  material  change  in any  such information.

-----------------------                                   ----------------------
CUSIP No. 929248508                   13D                    Page 13 of 19 Pages
-----------------------                                   ----------------------

                 Section 3. Representations and Warranties of the Company.

            The Company hereby represents and warrants to Purchaser with respect to itself and its Shares as follows:

                         3.1  ORGANIZATION,  GOOD STANDING,  CORPORATE POWER AND
QUALIFICATION. The Company is a corporation duly organized, validly existing and in good  standing  under the laws of the State of Delaware.  The Company has all requisite  power  and  authority  to carry on its  business  as  previously  and presently  conducted  and as  proposed  to be  conducted.  The  Company  is duly qualified to transact  business and is in good standing in each  jurisdiction in which the  failure to so qualify  would  have a material  adverse  effect on the business,  assets,  liabilities,  financial  condition,  property  or results of operations of the Company

                         3.2  CAPITALIZATION.  The  authorized  capital  of  the
Company on the date hereof consists of 5,000 shares divided as follows:

                              (q)    4,000  shares  of common  stock,  par value
      $0.01 per share (the "Common Stock"), 1,000 shares of which are issued and outstanding.  All of the outstanding shares of Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable  federal and state  securities laws. The Company holds no treasury stock; and

                              (b)    1,000  shares of Series A Preferred  Stock,
      par value  $0.01 per share,  of which no shares are issued or  outstanding prior to the Closing.

            There  are  no  outstanding  options,  warrants,  rights  (including conversion or preemptive  rights and rights of first refusal or similar  rights)
or agreements, orally or in writing, to purchase or acquire from the Company, or to the Company's  knowledge,  from any third party any shares of Common Stock or
Series A Preferred Stock, or any securities convertible into or exchangeable for shares of Common Stock or Series A Preferred Stock.

                         3.3  SUBSIDIARIES.   The  Company  is  a  wholly  owned
subsidiary of WHX Corporation, a Delaware Corporation and does not currently own or  control,  directly or  indirectly,  any  interest in any other  corporation, partnership,  trust, joint venture, limited liability company,  association,  or other  business  entity.  The Company is not a participant in any joint venture, partnership or similar arrangement.

                         3.4  AUTHORIZATION. All corporate action required to be
taken by the Company's Board of Directors and stockholders in order to authorize the  Company  to  enter  into  this  Agreement,  and  to  issue  the  Shares  as contemplated hereunder has been taken. All action on the part of the officers of the Company  necessary  for the execution  and delivery of this  Agreement,  the performance of all  obligations of the Company  hereunder,  and the issuance and delivery  of the Shares has been  taken or will be taken  prior to the  Closing.
This Agreement,  when executed and delivered by the Company,  shall constitute a valid and legally  binding  obligation of the Company,  enforceable  against the
Company  in  accordance  with its terms,  except  (i) as  limited by  applicable bankruptcy,  insolvency,  reorganization,  moratorium,  fraudulent conveyance or other laws of general  application  relating to or affecting the  enforcement of creditors  rights  generally  or  (ii)  as  limited  by  laws  relating  to  the availability  of specific  performance,  injunctive  relief,  or other equitable remedies.

-----------------------                                   ----------------------
CUSIP No. 929248508                   13D                    Page 14 of 19 Pages
-----------------------                                   ----------------------

                         3.5  VALID ISSUANCE OF SHARES. The Shares, when issued,
sold and delivered in accordance  with the terms and for the  consideration  set forth in this Agreement,  will be validly issued,  fully paid and  nonassessable and free of restrictions  on transfer other than  restrictions on transfer under this  Agreement,  applicable  state  and  federal  securities  laws and liens or encumbrances created by or imposed by a Purchaser.  Assuming the accuracy of the representations  of the  Purchasers in SECTION 2 of this  Agreement,  the Shares will be issued in compliance  with all applicable  federal and state  securities laws.

                         3.6  COMPLIANCE WITH OTHER INSTRUMENTS.  The Company is
not in violation,  breach or default of any term of the Company's Certificate of
Incorporation,  as amended  (including the Certificate of  Designations  for the
Series A  Preferred  Stock) (the  "Certificate")  or the  Company's  bylaws (the
"Bylaws")  or in any  material  respect of any term or provision of any material mortgage, indenture, contract, agreement or instrument to which the Company is a party or by which it may be bound, (the "Company Contracts") or of any provision of any foreign or domestic state or federal judgment,  decree,  order,  statute, rule or  regulation  applicable to or binding upon the Company.  The  execution, delivery  and  performance  of  and  compliance  with  this  Agreement  and  the consummation of the transactions contemplated hereby will not result in any such violation,  breach or default,  or be in conflict  with or  constitute,  with or without  the  passage of time or the giving of notice or both,  either a default under the Certificate, Bylaws, or any Company Contract.

                 Section 4. Indemnification.

                              (a)    The Company  agrees to  indemnify  and hold
harmless Purchaser (and its officers,  employees,  partners,  agents, affiliates and  controlling  parties)  from and against  any and all  losses,  liabilities, damages,  claims,  suits, actions,  judgments or causes of action,  assessments, costs and expenses, including without limitation interest, penalties, reasonable attorneys'  fees, any and all  reasonable  expenses  incurred in  investigating, preparing or defending against any litigation,  commenced or threatened,  or any claim  whatsoever,  and any and all amounts paid in  settlement  of any claim or litigation,  asserted  against,  resulting  to,  imposed  upon,  or  incurred or suffered by Purchaser,  directly as a result of third party claims  resulting or arising from any  inaccuracy  in or breach or  nonfulfillment  of or any alleged inaccuracy  in or  breach  or  nonfulfillment  of any  of  the  representations, warranties,  covenants  or  agreements  made by the  Company in this  Agreement, provided,  however,  that the indemnity  agreement  contained in this SUBSECTION
4(A)  shall not apply to amounts  paid in  settlement  of any such loss,  claim, damage,  liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

                              (b)    Purchaser  agrees  to  indemnify  and  hold
harmless the Company (and its officers, employees,  partners, agents, affiliates and  controlling  parties)  from and against  any and all  losses,  liabilities, damages,  claims,  suits, actions,  judgments or causes of action,  assessments, costs and expenses, including without limitation interest, penalties, reasonable attorneys'  fees, any and all  reasonable  expenses  incurred in  investigating, preparing or defending against any litigation,  commenced or threatened,  or any claim  whatsoever,  and any and all amounts paid in  settlement  of any claim or litigation,  asserted  against,  resulting  to,  imposed  upon,  or  incurred or suffered  by such the  Company  directly  as a  result  of  third  party  claims resulting or arising from any  inaccuracy in or breach or  nonfulfillment  of or

-----------------------                                   ----------------------
CUSIP No. 929248508                   13D                    Page 15 of 19 Pages
-----------------------                                   ----------------------

any  alleged   inaccuracy  in  or  breach  or   nonfulfillment  of  any  of  the
representations,  warranties,  covenants or agreements  made by the Purchaser in this Agreement.

                 Section  5.  Brokers  and  Finders.  No party  hereto  shall be obligated  to pay any  commission,  brokerage  fee or finder's  fee based on any alleged agreement or understanding  between any such party and a third person in respect of the transactions contemplated hereby. Each party hereto hereby agrees to indemnify the other against any claim by any third person for any commission, brokerage or finder's fee or other payment with respect to this Agreement or the transactions contemplated hereby based on any alleged agreement or understanding between such party and such third  person,  whether  express or implied from the actions of such party.

                 Section 6. Successors and Assigns.

            This  Agreement  shall bind and inure to the  benefit of the parties hereto and their respective successors and assigns.

                 Section 7. Entire Agreement.

            This Agreement, including any and all exhibits and schedules hereto, contains  the entire  understanding  of the parties  with respect to the subject matter hereof and supersedes all prior agreements and  understandings  among the parties with respect thereto.

                 Section 8. Notices.

            All notices, demands and requests of any kind to be delivered to any party in connection  with this Agreement shall be in writing and shall be deemed
to   have   been   duly   given   if   personally   delivered   or  if  sent  by
internationally-recognized overnight courier or by registered or certified mail, return receipt requested and postage prepaid, addressed as follows:

                 (a) if to Purchaser, to:

                         Warren Lichtenstein
                         c/o Steel Partners II, L.P.
                         590 Madison Avenue, 32nd Floor
                         New York, NY  10022

                         with a copy to:

                         Littman Krooks LLP
                         655 3rd Avenue, 20th Floor
                         New York, NY 10017
                         Telecopier:  (212) 490-2990
                         Attention: Mitchell C. Littman, Esq.

                 (b) if to the Company, to:

                         WHX CS Corporation
                         555 Theodore Fremd Ave

-----------------------                                   ----------------------
CUSIP No. 929248508                   13D                    Page 16 of 19 Pages
-----------------------                                   ----------------------

                         Rye, New York  10580
                         Telecopier:  (914) 925-4498
                         Attention: Robert Hynes

                         with a copy to:

                         Olshan Grundman Frome Rosenzweig & Wolosky LLP
                         65 East 55th Street
                         New York, NY  10022
                         Telecopier: (212) 451-2222
                         Attention: Steven Wolosky, Esq.

or to such  other  address  as the party to whom  notice is to be given may have furnished to the other parties to this  Agreement in writing in accordance  with the provisions of this Section. Any such notice or communication shall be deemed to have been received (i) in the case of personal delivery,  on the date of such delivery,  (ii) in the case of  nationally-recognized  overnight courier, on the next business day after the date when sent and (iii) in the case of mailing,  on the third business day following that on which the piece of mail containing such communication is posted.

                 Section 9. Amendments.

            This  Agreement  may  not  be  modified  or  amended,  or any of the provisions of this Agreement waived,  except by written agreement of all parties hereto.

                 Section 10. Governing Law; Waiver of Jury Trial.

                         (a)  All   questions   concerning   the   construction,
interpretation and validity of this Agreement shall be governed by and construed and  enforced  in  accordance  with the  domestic  laws of the State of New York without  giving  effect  to any  choice or  conflict  of law  provision  or rule
(whether  in the State of New York or any other  jurisdiction)  that would cause the  application  of the laws of any  jurisdiction  other  than the State of New
York. In furtherance of the foregoing, the internal law of the State of New York will control the  interpretation  and  construction of this  Agreement,  even if under  such  jurisdiction's  choice  of law or  conflict  of law  analysis,  the substantive  law of some other  jurisdiction  would  ordinarily  or  necessarily apply.

                         (b)  BECAUSE   DISPUTES   ARISING  IN  CONNECTION  WITH
COMPLEX FINANCIAL  TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN
EXPERIENCED  AND EXPERT  PERSON AND THE PARTIES  WISH  APPLICABLE  LAWS TO APPLY
(RATHER  THAN  ARBITRATION  RULES),  THE PARTIES  DESIRE THAT THEIR  DISPUTES BE
RESOLVED BY A JUDGE APPLYING SUCH  APPLICABLE  LAWS.  THEREFORE,  TO ACHIEVE THE
BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION,  THE
PARTIES  HERETO  WAIVE  ALL  RIGHT  TO  TRIAL  BY  JURY IN ANY  ACTION,  SUIT OR
PROCEEDING  BROUGHT  TO ENFORCE  OR DEFEND  ANY  RIGHTS OR  REMEDIES  UNDER THIS
AGREEMENT OR ANY DOCUMENTS RELATED HERETO.

                 Section 11. Submission to Jurisdiction.

-----------------------                                   ----------------------
CUSIP No. 929248508                   13D                    Page 17 of 19 Pages
-----------------------                                   ----------------------

            Any legal action or proceeding with respect to this Agreement may be brought in the courts of the State of New York and the United  States of America
located in the City of New York, New York and, by execution and delivery of this
Agreement,  the parties  hereby  accept for  themselves  and in respect of their properties,  generally and  unconditionally,  the  jurisdiction of the aforesaid courts. The parties hereby irrevocably waive, in connection with any such action or proceeding,  any objection,  including,  without limitation, any objection to the venue or based on the grounds of forum non conveniens, which they may now or hereafter  have  to the  bringing  of any  such  action  or  proceeding  in such respective jurisdictions.  The parties hereby irrevocably consent to the service of process of any of the aforementioned  courts in any such action or proceeding by the  mailing of copies  thereof by  registered  or  certified  mail,  postage prepaid, to them at the address set forth herein.

                 Section 12. Severability.

            It is the desire and intent of the parties  that the  provisions  of this Agreement be enforced to the fullest extent  permissible  under the law and public policies  applied in each  jurisdiction  in which  enforcement is sought.
Accordingly,  in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction,  shall be ineffective,  without invalidating the  remaining  provisions  of this  Agreement  or  affecting  the  validity  or enforceability  of  such  provision  in any  jurisdiction.  Notwithstanding  the foregoing,  if such  provision  could  be more  narrowly  drawn  so as not to be invalid, prohibited or unenforceable in such jurisdiction,  it shall, as to such
jurisdiction,   be  so  narrowly  drawn,   without  invalidating  the  remaining
provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

                 Section 13. Counterparts.

            This  Agreement may be executed in any number of  counterparts,  and each such  counterpart  of this  Agreement  shall be  deemed  to be an  original instrument,  but  all  such  counterparts  together  shall  constitute  but  one
agreement.   Facsimile  counterpart   signatures  to  this  Agreement  shall  be
acceptable and binding.

                 Section 14. Headings.

            The section and paragraph  headings  contained in this Agreement are for  reference  purposes  only and shall not  affect in any way the  meaning  or interpretation of this Agreement.

                 Section 15. Expenses.

            Each  party  hereto  shall  pay its  own  expenses  incurred  in the preparation, negotiation and execution of this Agreement and the consummation of the transactions  contemplated hereby and thereby,  including without limitation expenses for legal and accounting services.

                 Section 16. Survival.

            The  warranties,  representations,  and covenants of the Company and
Purchaser  contained in or made  pursuant to this  Agreement  shall  survive the execution and delivery of this  Agreement and the Closing and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of Purchaser or the Company.

-----------------------                                   ----------------------
CUSIP No. 929248508                   13D                    Page 18 of 19 Pages
-----------------------                                   ----------------------

                 Section 17. Further Assurances.

            From and after the date of this  Agreement,  the  Purchaser  and the
Company agree to execute and deliver any  additional  documents,  instrument and other  writings as may be  reasonably  necessary  to effect the  transfer of the
Shares to the  Purchaser,  including  any  documents  required by the  Company's transfer agent or counsel.

                 Section 18. Preparation of Agreement.

            Each party to this  Agreement  acknowledges  that: (i) the party had the advice of, or sufficient  opportunity to obtain the advice of, legal counsel separate and  independent of legal counsel for any other party hereto;  (ii) the terms of the transactions contemplated by this Agreement are fair and reasonable
to  such  party;  and  (iii)  such  party  has  voluntarily   entered  into  the
transactions  contemplated  by this Agreement  without duress or coercion.  Each party  further  acknowledges  that such party was not  represented  by the legal
counsel  of  any  other  party  hereto  in  connection  with  the   transactions
contemplated  by  this  Agreement,  nor  was  he  or  it  under  any  belief  or understanding  that such legal counsel was  representing  his or its  interests.
Each party agrees that no conflict,  omission or ambiguity in this Agreement, or the interpretation  thereof,  shall be presumed,  implied or otherwise construed against  any other  party to this  Agreement  on the basis  that such  party was responsible for drafting this Agreement.

                                    * * * * *

-----------------------                                   ----------------------
CUSIP No. 929248508                   13D                    Page 19 of 19 Pages
-----------------------                                   ----------------------

            IN WITNESS  WHEREOF,  each of the undersigned has duly executed this
Stock Purchase Agreement as of the date first written above.

                                                 STEEL PARTNERS II, L.P.

                                                 By:  Steel Partners, L.L.C.
                                                      General Partner

                                                 By: /s/  Glen Kassan
                                                     ---------------------------
                                                      Name:  Glen Kassan
                                                      Title:

                                                 WHX CS CORP.

                                                 By: /s/  Glen Kassan
                                                     ---------------------------
                                                      Name:  Glen Kassan
                                                      Title: President